AgWiki, Inc.



ANNUAL REPORT

19 North Main, Suite B

Perryville, MO 63775

0

https://agwiki.com

This Annual Report is dated April 24, 2021.

BUSINESS

AgWiki is a website with a global audience where those interested in producing food can learn, provide, discuss the numerous challenges that exist in producing safe, abundant, sustainable, and nutritious food. AgWiki connects a global community of farmers, gardeners, researchers, and nutritionists working together to discover and share solutions to food sustainability, hunger, and climate change through social engagement. Connecting the worldwide food industry to share information, aid in education, and build relationships will have a long-term benefit on the challenges facing food production. Over 500 million family farms manage most of the world's agricultural land and produce most of the world's food. Our goal is to connect farmers and ranchers to allow information regarding plant and animal production to be shared by all those growing food and addressing nutrition.

The business model for the company is based on generating revenue from user fees of varying levels and advertising, as well as marketing trending and research data to interested parties.

AgWiki.com currently exists online as a product that offers some, but not all of the tools that will ultimately be available to users. The site is well beyond the "minimal viable product" stage, though it lacks some functionality that needs to be built or completed in order to offer tools that will be valued by many in agriculture.

Previous Offerings

Between 2020 and 2019, we sold 0 [shares of common stock] in exchange for $ 0 per share under Regulation Crowdfunding.

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

Revenues

The Company is pre-revenue and has been in the development stage since its inception. The original build-out of the company's platform did not meet the long-term requirements necessary for speed and flexibility. As the technology for social media platforms evolved beyond the capability of its original product, the company built a new product utilizing software that allows for flexibility and growth and includes a new design.

Cost of Sales

As mentioned above, the Company is pre-revenue, thus there is no cost of sales.

Expenses

The Company's expenses consist of, among other things, payroll expenses, advertising and marketing, web hosting, outside services contractors, independent contractors, travel expenses, rent expense ...etc

Total operating expenses also went from $35,989 in 2018 to $38,160 in 2019, the slight increase of 6% was mainly due to web hosting expenses.

As of December 31, 2019, total operating expenses consist of 1% in advertising and marketing at $194, and 99% general and administrative expenses (G&A) at $37,967. G&A expenses is made up of 35% in payroll expenses at $13,144, 24% rent expense at $9,000, 16% contractors/outside services at $6,147, 15% web hosting services at $5,852, 6% travel expense at $2,122, and the remainder 4% in miscellaneous office expenses like repair and maintenance, bank charges...etc.

The Company's investment in developing its platform to be ready for its target market and audience caused the company to incur a total loss of $46,313 as of December 31, 2019.

Historical results and cash flows:

The Company had an accumulated deficit of $193,021 and cash in the amount of $567 as of December 31, 2019. The Company has been supported by its founders since inception and intends to continue raising additional funds through equity financing. The following summarizes selected items of the cash flows statements.

Operating Activities

As of December 31, 2019, cash used in operating activities went down to $38,077 as of December 31, 2019 from $43,857 as of December 31, 2018. The decrease in cash used in operating activities was mainly due to an increase in accrued interest on loan payable.

Financing Activities

As of December 31, 2019, cash provided by financing activities decreased to $35,000 from $45,000 in 2018. The decrease in cash provided by financing activities in 2019 was mainly due to the company borrowing less in 2019.

The Company's management is positive about the Company's prospects and does not think that the current historical results and cash flows are representative of what to expect in the future. The company is very close to coming out of its development stage and management is putting in place strategies that will lead to the company generating sales in the next 6 months. The Company will implement a phased-in approach to collecting a varying monthly fee based on the level of a user's participation. Additionally, it will add advertisers to the main feed and collect a fee for sponsoring specific Groups. The Company elected to wait until reaching 10,000 registered users before selling ad space and is expecting to begin selling advertising space at any time in the next six months.

Management also thinks that the Company's competitive advantages of its leadership team's knowledge of the global ag industry, the lack of direct competitors in the industry, the engagement of farmers researchers, and other experts as thought/community leaders that have topic expertise is helping the company to continue to grow, build traction and position itself as a leader in its industry.

In light of all of the above, the company is confident it will gain market shares, start generating sales and possibly turn around its losses and be profitable in future years.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $3,066.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Mr. John M. La Rose Sr

Amount Owed: $71,350.00

Interest Rate: 4.0%

From December 29, 2015 through May 2, 2016 the company entered into 3 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $71,350. The loans bear an interest rate of 4% per annum and the repayment of the loans is on demand 3 years after the issuance date of each loan agreement. Interest is due annually, and if not paid, interest shall become part of the principal. The outstanding balance of this loan as of today, December 9, 2020 is in the amount of $71,350.

Creditor: Mr. John M. La Rose Sr.

Amount Owed: $99,500.00

Interest Rate: 8.0%

From June 1, 2016 through January 22, 2019, the company entered into 22 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $99,500. The loans bear an interest rate of 8% per annum and the repayment of the loans is on demand 4 years after the issuance date of each loan agreement. and if not paid, interest shall become part of the principal. The outstanding balance of this loan as of today, December 9, 2020 is in the amount of $99,500.

Creditor: John M. LaRose Sr.

Amount Owed: $5,000.00

Interest Rate: 6.0%

Maturity Date: December 09, 2021

On December 9, 2020, the company received a personal loan from founder John M. LaRose Dr. in the amount of $5,000. The loan carries an interest rate of 6% and shall be charged and added to any unpaid balance of the principal or interest. The loan matures within 12 months of its issuance date.

Creditor: Mr. John M. La Rose Sr.

Amount Owed: $14,000.00

Interest Rate: 8.0%

From March 3 through July 28, 2020, the company entered into 5 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $14,000. The loans bear an interest rate of 8% per annum and repayment of loans is on demand 4 years after the date of loan contract. Interest due annually, and if not paid , interest shall become part of principal. The outstanding balance of this loan as of today, December 9, 2020 is in the amount of $14,000.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John LaRose Sr.

John LaRose Sr. 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman/CFO

Dates of Service: May 01, 2015 - Present

Responsibilities: Corporate governance and financial oversight. John LaRose Sr. directs the company in the area of state and federal compliance. His role also leads the organization's financial team and is ultimately responsible for all financial statements of record. Mr. LaRose Sr. does not take salary compensation for this role.

Other business experience in the past three years:

Employer: Mid-American Farm Publications Inc.

Title: President

Dates of Service: November 20, 1983 - March 01, 2018
Responsibilities: Corporate Oversight

Other business experience in the past three years:

Employer: National No-Tillage Conservation

Title: President

Dates of Service: February 01, 1994 - Present
Responsibilities: Corporate governance, financial oversight.

Name: John LaRose Jr.

John LaRose Jr. 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President & Vice Chairman

Dates of Service: May 01, 2015 - Present

Responsibilities: Company oversight and external engagement. Mr. LaRose Jr. does not currently take salary compensation for this role. External engagement is a significant role at AgWiki as we work to introduce the organization to key groups and influencers around the globe. Example: Cotton Inc, - farmer group in the United States. John also works directly with university researchers to entice them to provide up-to-date farm information. This position also acts as the liaison between the board of directors and the CEO.

Position: President

Dates of Service: March 01, 2018 - Present

Responsibilities: Corporate oversight and governance. Mr. LaRose Jr. does not currently take a salary compensation for this role.

Name: Randy P. Krotz

Randy P. Krotz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: June 19, 2018 - Present

Responsibilities: Oversee the day-to-day operations of the company. Randy works on a daily basis with the IT/Development vendor and the marketing team. He also manages all aspects of AgWiki's social media presence and outreach. Development, testing, and launch of all features of the AgWiki site are managed by the CEO Mr. Krotz takes a salary compensation of $8,000 per year for his role.

Other business experience in the past three years:

Employer: U.S. Farmers & Ranchers Alliance (USFRA)

Title: Chief Executive Officer

Dates of Service: May 01, 2012 - May 01, 2018
Responsibilities: Oversee management and staff related to day to day operations of the company

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: John LaRose Sr.

Amount and nature of Beneficial ownership: 125,000,000

Percent of class: 48.0

Title of class: Class B Common Stock

Stockholder Name: John LaRose Sr.

Amount and nature of Beneficial ownership: 50,000,000

Percent of class: 48.0

Title of class: Class A Common Stock

Stockholder Name: John LaRose Jr.

Amount and nature of Beneficial ownership: 125,000,000

Percent of class: 48.0

Title of class: Class B Common Stock

Stockholder Name: John LaRose Jr.

Amount and nature of Beneficial ownership: 50,000,000

Percent of class: 48.0

RELATED PARTY TRANSACTIONS

Name of Entity: John M. La Rose Sr.

Relationship to Company: Founder

Nature / amount of interest in the transaction: From December 29, 2015 through May 2, 2016 the company entered into 3 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $71,350.

Material Terms: The loans bear an interest rate of 4% per annum and the repayment of the loans is on demand 3 years after the issuance date of each loan agreement. Interest is due annually, and if not paid, interest shall become part of the principal. The outstanding balance of this loan as of today, December 9, 2020 is in the amount of $71,350.

Name of Entity: John La Rose Sr.

Relationship to Company: Founder

Nature / amount of interest in the transaction: From June 1, 2016 through January 22, 2019, the company entered into 22 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $99,500.

Material Terms: The loans bear an interest rate of 8% per annum and the repayment of the loans is on demand 4 years after the issuance date of each loan agreement. and if not paid, interest shall become part of the principal. The outstanding balance of this loan as of today, December 9, 2020 is in the amount of $99,500.

Name of Entity: Mr. Randy P. Krotz

Relationship to Company: Officer

Nature / amount of interest in the transaction: During 2019, the company paid $9,000 to its CEO, Mr. Randy P. Krotz for covering the expenses of his home office and other expenses. There were no agreements in place.

Material Terms: -

Name of Entity: John M. LaRose Sr.

Relationship to Company: Founder

Nature / amount of interest in the transaction: On December 9, 2020, the company received a personal loan from founder John M. LaRose Dr. in the amount of $5,000

Material Terms: The loan carries an interest rate of 6% and shall be charged and added to any unpaid balance of the principal or interest. The loan matures within 12 months of its issuance date.

Name of Entity: John M. La Rose Sr.

Relationship to Company: Founder

Nature / amount of interest in the transaction: From March 3 through July 28, 2020, the company entered into 5 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $14,000. The loans bear an interest rate of 8% per annum and repayment of loans is on demand 4 years after the date of loan contract.

Material Terms: Interest due annually, and if not paid , interest shall become part of principal. The outstanding balance of this loan as of today, December 9, 2020 is in the amount of $14,000.

OUR SECURITIES

Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.000001 per share. 900,000,000 of such shares are designated Class A Common Stock and 100,000,000 of such shares are designated Class B Common Stock. As of December 31, 2020, 301,925,000 shares of Class A Common Stock and 100,000,000 shares of Class B Common Stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws" Each share of Class A Common Stock has one vote. Each share of Class B Common Stock has ten votes. Class A and Class B common stock vote together as a single class.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2021.

AgWiki, Inc.

By   /s/ *John LaRose Jr. / President*

Name: John LaRose Jr. / President

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

AGWIKI, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
AgWiki, Inc.
Perryville, Missouri

We have reviewed the accompanying financial statements of AG Wiki, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 9, 2021
Los Angeles, California

AgWiki, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	3,066	$	567
Total current assets		**3,066**		**567**
Total assets	**$**	**3,066**	**$**	**567**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current portion of Loan Payable		130,317		48,658
Accrued interest on Loan Payable		30,510		19,120
Total current liabilities		**160,827**		**67,779**
Loan Payable		73,534		122,192
Total liabilities		**234,360**		**189,971**
STOCKHOLDERS EQUITY				
Common Stock Class A		2,498		2,498
Common Stock Class B		1,000		1,000
Additional Paid In Capital (APIC)		411		353
Retained earnings/(Accumulated Deficit)		(235,204)		(193,255)
Total stockholders' equity		**(231,295)**		**(189,404)**
Total liabilities and stockholders' equity	**$**	**3,066**	**$**	**567**

See accompanying notes to financial statements.

AgWiki, Inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	30,060	37,970
Sales and marketing	500	194
Total operating expenses	30,560	38,163
Operating income/(loss)	(30,560)	(38,163)
Interest expense	11,389	8,153
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(41,949)	(46,316)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (41,949)**	**$ (46,316)**

See accompanying notes to financial statements.

AgWiki, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Class A		Common Stock Class B		Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2018	249,795,000	$ 2,498	100,000,000	$ 1,000	$ 266	$ (146,939)	$ (143,174)
Sharebased Compensation	205,000		-	-	86		86
Net income/(loss)						(46,316)	(46,316)
Balance—December 31, 2019	250,000,000	$ 2,498	100,000,000	$ 1,000	$ 353	$ (193,255)	$ (189,404)
Sharebased Compensation	1,000,000		-	-	58		58
Net income/(loss)						(41,949)	(41,949)
Balance—December 31, 2020	251,000,000	$ 2,498	100,000,000	$ 1,000	$ 411	$ (235,204)	$ (231,295)

See accompanying notes to financial statements.

AgWiki, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(41,949)	$	(46,316)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Sharebased compensation expense		58		86
Changes in operating assets and liabilities:				
Accrued interest on Loan Payable		11,389		8,153
Net cash provided/(used) by operating activities		**(30,501)**		**(38,077)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Loans Payable		33,000		35,000
Net cash provided/(used) by financing activities		**33,000**		**35,000**
Change in cash		2,499		(3,077)
Cash—beginning of year		567		3,643
Cash—end of year	$	**3,066**	$	**567**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	11,389	$	8,153
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. NATURE OF OPERATIONS

AgWiki, Inc. was originally incorporated on May 1, 2015 as Ag World Today, Inc. in the state of Delaware. On April 12, 2016, the Company restated its certificate of incorporation to change its name from Ag World Today, Inc., to AgWiki, Inc. The financial statements of AgWiki, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Perryville, Missouri.

AgWiki connects a global community of farmers, gardeners, researchers, and nutritionists working together to discover and share solutions to food sustainability, hunger, and climate change through social engagement. Connecting the worldwide food industry to share information, aid in education, and build relationships will have a long-term benefit on the challenges facing food production. Over 500 million family farms manage most of the world's agricultural land and produce most of the world's food. Our goal is to connect farmers and ranchers to allow information regarding plant and animal production to be shared by all those growing food and addressing nutrition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

AgWiki, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company would recognize revenues primarily from the sale of its services including user fees, partnerships with sponsors, and online agronomic classes when (a) persuasive evidence that an agreement exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (b) delivery has occurred or services have been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $500 and $194, which is included in sales and marketing

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 9, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 900,000,000 shares of common class A with par value of $0.00001 and 100,000,000 of common class B with par value $0.00001. As of December 31, 2020, 251,000,000 shares of class A and 100,000,000 shares of class B have been issued and are outstanding. As of December 31, 2019, 250,000,000 shares of class A and 100,000,000 shares of class B have been issued and are outstanding respectively.

4.   SHAREBASED COMPENSATION

In 2016, the Company entered into Restricted Stock Purchase Agreement with the employees and service providers called 2016 Equity Incentive Plan. Provided purchaser continues to provide services to the company or any subsidiary or Parent of the company at all times from the Effective date until the full shares are vested. All unvested shares shall vest until the earliest occur: a) the date all of the Shares are Vested Shares b) the Termination date c) the date vesting otherwise terminates pursuant to this agreement of the plan.

The company reserved 50,000,000 shares of Its Common Stock pursuant to the plan, which provides for the grant, which provides for the grant of shares of stock, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The Common Stock were valued using fair value, equal to the fair value of the shares, amounted to $0.00001.

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value
Outstanding at December 31, 2018	**17,117,662**	**171**
Granted	205,000	2
Vested	(8,630,356)	(86)
Cancelled	-	
Outstanding at December 31, 2019	**8,692,306**	**87**
Granted	1,000,000	10
Vested	(5,827,546)	(58)
Cancelled	-	
Outstanding at December 31, 2020	**3,864,760**	**39**

Restricted Stock expenses for the years ended December 31, 2020 and December 31, 2019 was $58 and $86, respectively.

5.   DEBT

Loans Payable

From December 29, 2015 through May 2, 2016 the company entered into 3 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $71,350. The loans bear an interest rate of 4% per annum and the repayment of the loans is on demand 3 years after the issuance date of each loan agreement. Interest is due annually, and if not paid, interest shall become part of the principal. The following is the schedule of future maturities

As of Year Ended December 31, 2020

2021	$	47,567
2022		23,783
2023		-
2024		-
Thereafter		-
TOTAL		**71,350**

From June 1, 2016 through January 22, 2019, the company entered into 22 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $99,500. The loans bear an interest rate of 8% per annum and the repayment of the loans is on demand 4 years after the issuance date of each loan agreement. and if not paid, interest shall become part of the principal. The following is the schedule of future maturities.

As of Year Ended December 31, 2020

2021	$	49,750
2022		24,875
2023		24,875
2024		-
Thereafter		-
TOTAL		**99,500**

From January 23, 2020 through October 29, 2020, the company entered into 13 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $33,000. The loans bear an interest rate of 8% per annum and the repayment of the loans is on demand 12 months from the issuance date of each loan agreement. and if not paid, interest shall become part of the principal. The following is the schedule of future maturities.

As of Year Ended December 31, 2020

2021	$	33,000
2022		-
2023		-
2024		-
Thereafter		-
TOTAL		**33,000**

As of December 31, 2020, and December 31, 2019, the outstanding balance of these loans to Mr. John La Rose Sr. is in the amount of $203,850 and $170,850, out of which $73,533 and $46,658 is classified as the current portion while the rest is the non-current portion. Accrued interest on the notes is in the amount of $30,509 and $19,120 , as of December 31, 2020 and 2019 respectively and it is classified as current liability.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(8,076)	$	(10,023)
Valuation Allowance		8,076		10,023
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(27,608)	$	(19,532)
Valuation Allowance		27,608		19,532
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $83,857, and the Company had state net operating loss ("NOL") carryforwards of approximately $83,857. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

From December 29, 2015 through May 2, 2016 the company entered into 3 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $71,350. The loans bear an interest rate of 4% per annum and the repayment of the loans is on demand 3 years after the issuance date of each loan agreement. Interest is due annually, and if not paid, interest shall become part of the principal.

From June 1, 2016 through January 22, 2019, the company entered into 22 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $99,500. The loans bear an interest rate of 8% per annum and the repayment of the loans is on demand 4 years after the issuance date of each loan agreement. and if not paid, interest shall become part of the principal.

From January 23, 2020 through October 29, 2020, the company entered into 13 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $33,000. The loans bear an interest rate of 8% per annum and the repayment of the loans is on demand 12 months from the issuance date of each loan agreement. and if not paid, interest shall become part of the principal

As of December 31, 2020, and December 31, 2019, the outstanding balance of these loans to Mr. John La Rose Sr. is in the amount of $203,850 and $170,850, out of which $73,533 and $46,658 is classified as the current portion while the rest is the non-current portion. Accrued interest on the notes is in the amount of $30,509 and $19,120, as of December 31, 2020 and 2019 respectively and it is classified as current liability.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 9, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial
statements.

10.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $30,560, an operating cash flow loss of $30,501 and liquid assets in cash of $3,066, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, John LaRose Jr. / President, Principal Executive Officer of AgWiki, Inc., hereby certify that the financial statements of AgWiki, Inc. included in this Report are true and complete in all material respects.

John LaRose Jr. / President

Principal Executive Officer